UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

09 May 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

‘This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 (No.333-166313) and Form S-8 (No.s 333-165870, 333-90808, 333-173246, 333-10430, 333-13308, 333-6040 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.’

N      E      W      S                R      E      L      E      A      S      E

9 May 2012

MR. NICKY HARTERY SUCCEEDS MR. KIERAN MCGOWAN AS CRH CHAIRMAN

On 22 February 2012, the Board of CRH plc announced the planned retirement of its Chairman, Mr. Kieran McGowan following the May 2012 Annual General Meeting of the Company, and the appointment of Mr. Nicky Hartery as Chairman Designate to succeed Mr. McGowan. Following today's Annual General Meeting, Mr. McGowan has retired and Mr. Hartery has taken over as Chairman.

Mr. McGowan became Chairman in May 2007 having been a Board member since 1998.

Mr. Hartery (60), who joined the Board of CRH in 2004, was Vice President of Manufacturing and Business Operations for Dell Inc.'s Europe, Middle East and Africa (EMEA) operations from 2000 to 2008. Prior to joining Dell he was Executive Vice President at Eastman Kodak and previously held the position of President and Chief Executive Officer at Verbatim Corporation in the United States. He is Chief Executive of Prodigium, a consulting company which provides business advisory services. He is also a non-executive director of Musgrave Group plc, a privately owned international food retailer, and Eircom Limited, a company which provides telecommunications services in Ireland.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee	Chief Executive
Albert Manifold	Chief Operating Officer
Maeve Carton	Finance Director

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000   FAX +353 1 404 1007
E-MAIL: mail@crh.com    WEBSITE: www.crh.com    Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 09 May 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director